Exhibit 99.2

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following unaudited pro forma condensed combined financial information of Star Bulk Carriers Corp., following the closing of the merger (as defined below) (the “combined company”), is presented to illustrate the proposed merger whereby Star Infinity Corp., a wholly-owned subsidiary of Star Bulk (“Merger Sub”), will merge with and into Eagle Bulk Shipping Inc., resulting in Eagle surviving the merger as a wholly owned subsidiary of Star Bulk (the “merger”).

On December 11, 2023, Star Bulk and Merger Sub entered into an Agreement and Plan of Merger (the “merger agreement”) with Eagle, pursuant to which Merger Sub will merge with and into Eagle, and Eagle will continue as the surviving corporation as a wholly-owned subsidiary of Star Bulk. Upon the closing of the merger, the shareholders of Eagle will receive merger consideration in the form of Star Bulk common stock.

The unaudited pro forma condensed combined balance sheet as of December 31, 2023, gives effect to the merger as if it had been consummated on December 31, 2023 (the “pro forma condensed combined balance sheet”), and the unaudited pro forma condensed combined income statement for the year ended December 31, 2023 gives effect to the merger as if it had been consummated on January 1, 2023 (the “pro forma condensed combined income statement”). The pro forma condensed combined balance sheet and the pro forma condensed combined income statement (together, the “pro forma condensed combined financial information”) are based upon, derived from, and should be read in conjunction with the following:  (i) the historical audited consolidated financial statements of Star Bulk, which are available in Star Bulk’s Annual Report on Form 20-F for the fiscal year ended December 31, 2023, as filed with the SEC on March 13, 2024  and which is incorporated by reference in this report on Form 6-K (the “Star Bulk Annual Report”), and (ii) the historical audited consolidated financial statements of Eagle, which are available in Eagle’s Annual Report on Form 10-K for the year ended December 31, 2023, as filed with the SEC on March 4, 2024  and which is incorporated by reference in this report on Form 6-K (the “Eagle Annual Report”).

Basis of Preparation

The pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X, as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.” Release No. 33-10786 replaced the existing pro forma adjustment criteria with simplified requirements to depict the accounting for the transaction (“transaction accounting adjustments”) and optionally to present the reasonably estimable synergies and other transaction effects (“management’s adjustments”), limiting management’s adjustments to those that are reasonably estimable and that have occurred or are reasonably expected to occur. We have elected not to present management’s adjustments and will only be presenting transaction accounting adjustments in the pro forma condensed combined financial information.

The pro forma condensed combined financial information is subject to the assumptions and adjustments described in the accompanying notes. The pro forma adjustments are based on available information and assumptions that Star Bulk’s management believes are reasonable under the circumstances. Actual results may differ materially from the assumptions within the accompanying pro forma condensed combined financial information.

As further discussed in Note 3. Accounting for the merger, below, the merger has been treated as an asset acquisition under the guidelines of Accounting Standard Codification (“ASC”) 805, Business Combinations, and Accounting Standard Update (“ASU”) 2017-01, Business Combinations (Topic 805), whereby all assets acquired and liabilities assumed are recorded at the cost of the acquisition, including transaction costs, on the basis of their relative fair values. For purposes of the pro forma condensed combined financial information, the fair values of Eagle’s identifiable tangible and intangible assets acquired and liabilities assumed are based on a preliminary estimate of fair value. Certain current market-based assumptions were used that will be updated in the accounting for the merger upon its completion. Star Bulk’s management believes that the estimated fair values utilized for the assets to be acquired and liabilities assumed for purposes of the pro forma condensed combined financial information, are based on reasonable estimates and assumptions. Preliminary fair value estimates may change as additional information becomes available and such changes could be material.

The pro forma condensed combined financial information is provided for illustrative and information purposes only and is not intended to represent or necessarily be indicative of the combined company’s results of operations or financial condition had the merger been completed on the dates indicated, nor do they purport to project our results of operations or financial condition for any future period or as of any future date. The pro forma condensed combined financial information does not include any expected cost savings or operating synergies, which may be realized subsequent to the merger. Moreover, the pro forma adjustments represent best estimates based upon the information available to date and are preliminary and subject to change after more detailed information is obtained.

The pro forma condensed combined financial information should be read in conjunction with the accompanying notes as well as the above referenced historical consolidated financial statements of both Star Bulk and Eagle.

STAR BULK CARRIERS CORP.
UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
AS OF DECEMBER 31, 2023
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

	Star Bulk Historical	Eagle Historical	Transaction Accounting Adjustments	Notes	Pro Forma Combined
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$227,481	$118,615	$(7,638)	4.A	$338,458
Restricted cash, current	32,248	-	2,219	4.B	34,467
Trade accounts receivable, net	68,624	30,917	-		99,541
Inventories	62,362	24,988	3,713	4.C	91,063
Collateral on derivatives	-	2,219	(2,219)	4.B	-
Due from managers	23	-	-		23
Due from related parties	38	-	-		38
Prepaid expenses and other receivables	19,296	5,525	-		24,821
Derivatives, current asset portion	6,305	6,824	-		13,129
Other current assets	22,830	458	-		23,288
Vessel held for sale	15,190	-	-		15,190
Total Current Assets	454,397	189,546	(3,925)		640,018

FIXED ASSETS
Vessels and advances for vessel upgrades, net	2,539,297	904,298	146,177	4.D.i)	3,589,772
Other fixed assets	446	1,086	-		1,532
Deferred drydock costs, net	-	38,717	(38,717)	4.E	-
Advances for ballast water systems and other assets	-	1,414	(1,414)	4.D.iii)	-
Total Fixed Assets	2,539,743	945,515	106,046		3,591,304

OTHER NON-CURRENT ASSETS
Long term Investment	1,736	-	-		1,736
Restricted cash , non-current	2,021	2,575	-		4,596
Operating leases, right-of-use assets	27,825	7,182	-		35,007
Derivatives, non-current asset portion	2,533	3,136	-		5,669
TOTAL ASSETS	$3,028,255	$1,147,954	$102,121		$4,278,330

LIABILITIES & STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Current portion of long-term bank loans	$249,125	$49,800	$7,601	4.I.i)	$306,526
Convertible bond debt	-	103,890	(34,521)	4.G	69,369
Lease financing short term	2,731	-	-		2,731
Accounts payable	39,317	21,245	-		60,562
Due to managers	7,386	-	-		7,386
Due to related parties	1,659	-	-		1,659
Accrued liabilities	31,372	26,968	8,659	4.H	66,999
Operating lease liabilities, current	5,251	6,153	-		11,404
Derivatives, current liability portion	5,784	479	-		6,263
Deferred revenue	16,738	4,312	-		21,050
Total Current Liabilities	359,363	212,847	(18,261)		553,949

NON-CURRENT LIABILITIES
Long-term bank loans, net of current portion and unamortized loan issuance costs	970,039	330,113	(2,202)	4.I.ii)	1,297,950
Lease financing long term, net of unamortized lease issuance costs	15,208	-	-		15,208
Derivatives, non-current liability portion	-	1,505	-		1,505
Operating lease liabilities, non-current	22,574	2,576	-		25,150
Other non-current liabilities	1,001	695	-		1,696
TOTAL LIABILITIES	1,368,185	547,736	(20,463)		1,895,458

SHAREHOLDERS' EQUITY
Total Shareholders' Equity	1,660,070	600,218	122,584	4.J	2,382,872
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$3,028,255	$1,147,954	$102,121		$4,278,330

See accompanying notes to the unaudited pro forma condensed combined financial information.

STAR BULK CARRIERS CORP.
UNAUDITED PRO FORMA CONDENSED COMBINED INCOME STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2023
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

	Star Bulk Historical	Eagle Historical	Transaction Accounting Adjustments	Notes	Pro Forma Combined

Revenues:
Voyage revenues	$949,269	$393,799	$-		$1,343,068

Expenses / (Income):
Voyage expenses	253,843	106,686	(504)	4.K	360,025
Charter-in hire expenses	17,656	36,534	-		54,190
Vessel operating expenses	221,327	120,461	-		341,788
Dry docking expenses	41,969	-	15,098	4.F.ii)	57,067
Depreciation	138,429	60,521	(11,316)	4.D.ii), 4.F.i)	187,634
Management fees	16,809	-	-		16,809
General and administrative expenses	54,413	43,586	-		97,999
Impairment loss	17,838	-	-		17,838
Loss on write-down of inventory	9,318	-	-		9,318
Other operational loss	952	7,346	-		8,298
Other operational gain	(33,980)	-	-		(33,980)
Loss on bad debt	300	-	504	4.K	804
(Gain)/Loss on forward freight agreements and bunker swaps, net	1,336	-	(1,952)	4.L	(616)
Gain on sale of vessels	(29,399)	(19,731)	-		(49,130)
Impairment of operating lease right of use of asset	-	722	-		722
Total operating expenses, net	710,811	356,125	1,830		1,068,766
Operating income	238,458	37,674	(1,830)		274,302

Other Income / (Expenses):
Interest and finance costs	(71,319)	(23,602)	(5,826)	4.M	(100,747)
Interest income and other income/(loss)	15,228	6,704	-		21,932
Gain/(Loss) on interest rate swaps, net	(3,539)	-	-		(3,539)
Gain/(Loss) on debt extinguishment, net	(5,149)	-	-		(5,149)
Realized and unrealized (loss)/gain on derivative instruments, net	-	1,952	(1,952)	4.L	-
Total other expenses, net	(64,779)	(14,946)	(7,778)		(87,503)

Income before taxes and equity in income of investee	$173,679	$22,728	$(9,608)		$186,799
Income taxes	(183)	-	-		(183)
Income before equity in income of investee	173,496	22,728	(9,608)		186,616
Equity in income of investee	60	-	-		60
Net Income	173,556	22,728	(9,608)		186,676
Earnings per share, basic	$1.76	$2.05			$1.48
Earnings per share, diluted	1.75	1.96			1.45
Weighted average number of shares outstanding, basic	98,457,929	11,090,064			126,411,460
Weighted average number of shares outstanding, diluted	98,928,011	14,473,631			132,870,094

See accompanying notes to the unaudited pro forma condensed combined financial information.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

1.   Description of transaction

On December 11, 2023, Star Bulk and Eagle announced that the companies entered into the merger agreement to combine in an all-stock merger with a fixed exchange ratio.

Pursuant to the merger agreement, which was unanimously approved by the boards of directors of both companies, Eagle shareholders will receive at the time the merger is completed 2.6211 shares of  Star Bulk common stock for each share of Eagle common stock owned immediately prior to the closing of the merger and the Eagle equity awards outstanding at that time will be cancelled and converted into Star Bulk equity awards (please see “Treatment of Eagle’s Equity Awards” section of the proxy statement/prospectus filed with the SEC on February 12, 2024), which will result in the issuance or reservation, as applicable, of an estimated 27,953,531 shares of Star Bulk common stock, based on the estimated Eagle shares issued at closing, as analyzed under Note 3 below.

In addition, at the time of the merger’s completion 1,341,584 shares of Star Bulk common stock are expected to be issued in exchange for the 511,840 loaned shares of Eagle common stock (the “Eagle loaned shares”) outstanding in connection with the convertible notes (as described below). While Eagle’s share lending agreement with Jeffries Capital Services, LLC (“JCS”) does not require cash payment upon return of the shares, physical settlement is required (i.e., the loaned shares must be returned at the end of the arrangement). In view of this share return provision and other contractual undertakings of JCS in the share lending agreement, which have the effect of substantially eliminating the economic dilution that otherwise would result from the issuance of borrowed shares, the shares of Star Bulk common stock to be issued to replace the Eagle loaned shares are not expected to be considered issued and outstanding for accounting purposes and for the purpose of computing the pro forma combined basic and diluted weighted average shares or earnings per share in the pro forma condensed combined income statement. Upon the maturity date of the convertible notes on August 1, 2024, it is expected that these 1,341,584 newly issued shares of Star Bulk common stock, will be cancelled upon return.

On February 7, 2024, Eagle issued 1,098,819 shares of Eagle common stock to OCM Opps EB Holdings Ltd. (together with its affiliates, “Oaktree”), in connection with Oaktree’s election to convert $34,750 of its holdings of the convertible notes, pursuant to the terms of the indenture (as further discussed in Eagle’s Annual Report on Form 10-K for the year ended December 31, 2023, as filed with the SEC on March 4, 2024). As a result, 2,880,114 shares of Star Bulk common stock, are expected to be issued on the closing date, pursuant to the merger agreement, in respect of these newly issued Eagle shares.

The remaining outstanding amount of the convertible notes is expected to be outstanding at the time of the merger’s completion. Therefore, the Star Bulk common stock expected to be issued in connection with the conversion or maturity of the remaining outstanding balance of the convertible notes of approximately 5.75 million is not considered part of the merger consideration.

A total amount of 33,702,905 shares of Star Bulk common stock are expected to be issued on a fully diluted basis, in connection with the merger’s completion and the maturity of the convertible notes.

The merger is expected to close in the first half of 2024, subject to approval by Eagle shareholders, which is scheduled for April 5, 2024, and satisfaction of other customary closing conditions.

As of December 11, 2023, when the merger agreement was executed, Eagle owned a fleet of 52 dry bulk vessels. Subsequent to December 31, 2023, Eagle entered into agreements to sell two vessels with deliveries expected to occur post-closing of merger during the second quarter of 2024. The combined company is expected to own a combined fleet of 163 owned-vessels on a fully delivered basis, 98% of which are fitted with Exhaust Gas Cleaning Systems (“scrubbers”), ranging from Newcastlemax/ Capesize to Supramax/ Ultramax vessels. The combined company will operate as Star Bulk Carriers Corp. and will be headquartered in Athens, Greece, while maintaining offices in Stamford, Connecticut, Singapore, Copenhagen, New York City, Germany and Limassol.

Both companies expect to maintain their respective dividend policies until the merger is completed. Following the closing of the merger, the combined company expects to maintain the Star Bulk dividend policy, as described in the Star Bulk Annual Report.

The merger values the entire issued and outstanding Eagle common stock as of February 29, 2024, including Eagle equity awards, at approximately $667,251, based on a Star Bulk closing share price of $23.87 on February 29, 2024 (the latest practicable date used for preparation of the pro forma condensed combined financial information). The exchange ratio is fixed and therefore the value of the merger consideration received by Eagle shareholders will ultimately be based on the closing price of Star Bulk common stock on the closing date and could materially change.

Star Bulk common stock is currently listed for trading on Nasdaq under the trading symbol “SBLK”, and Eagle common stock is currently listed for trading on the NYSE under the trading symbol “EGLE”. Following the closing, Star Bulk common stock will continue to be listed on Nasdaq and Eagle common stock will be delisted from the NYSE.

2.   Accounting policies

During the preparation of the pro forma condensed combined financial information, management of Star Bulk performed a preliminary review and comparison of Star Bulk’s accounting policies with those of Eagle. Both Star Bulk’s and Eagle’s historical audited consolidated financial statements were prepared under U.S. GAAP. Certain adjustments have been made and included in the transaction accounting adjustments to conform presentation and accounting policies of Eagle’s historical financial statements with the presentation of Star Bulk’s historical financial statements. The resulting pro forma condensed combined financial information is unaudited.

Following the completion of the merger, management of the combined company will conduct a final review of Eagle’s accounting policies in an effort to determine if further differences in accounting policies are identified that require further adjustment or reclassification of Eagle’s income statement or reclassification of assets or liabilities to conform to Star Bulk’s accounting policies and classifications, as required by acquisition accounting rules. As a result of that review, management may identify differences that, when conformed, could have a material impact on the pro forma condensed combined financial information as presented herein.

3.   Accounting for the merger

Following the guidelines of ASC 805 and ASU 2017-01, the merger was determined not to meet the requirements of a business combination. As of December 31, 2023, approximately 95% of the estimated fair value of Eagle’s total assets acquired, exclusive of cash, were comprised of similar vessels with similar risk characteristics and inventories on board these vessels. As a result, the merger is expected to be accounted for as an acquisition of Eagle by Star Bulk, under the asset acquisition method of accounting, in accordance with U.S. GAAP, which values the acquired assets and liabilities at the cost of the acquisition, including transaction costs, on the basis of their relative fair values. Star Bulk will be treated as the acquiror for accounting purposes.

The following represents the preliminary estimate of the merger consideration:

	Amounts
Eagle common stock	9,326,231	(a)
Eagle common stock issued to Oaktree in February 2024	1,098,819	Note 1
Equity awards	239,759	(b)
# Eagle shares issued	10,664,809
Exchange ratio	2.6211	(c)
Star Bulk common stock to be issued to Eagle shareholders	27,953,531	Note 1
Star Bulk closing price per share on February 29, 2024	$23.87	Note 1
Estimated consideration transferred	$667,251

(a) Issued and outstanding shares as of December 31, 2023.
(b) Eagle equity awards as of February 29, 2024, which will differ from the amount of such Eagle equity awards at the closing date.
(c) The exchange ratio is fixed, and the merger agreement does not contain any provision that would adjust the exchange ratio based on fluctuations in the market value of either Star Bulk’s or Eagle’s common stock.

 For purposes of the pro forma condensed combined financial information, the fair value of Eagle’s identifiable tangible and intangible assets acquired and liabilities assumed are based on a preliminary estimate of fair value as of December 31, 2023 (the most recent practicable date used for preparation of pro forma condensed combined financial information) and such fair value estimate is in excess of the consideration amount. Star Bulk’s management has reassessed whether all of the assets acquired and all of the liabilities assumed were properly identified and determined that such fair value estimate remains in excess of the consideration amount. As the merger is accounted for as an asset acquisition, such excess of the fair value of net asset value acquired over consideration transferred, is allocated on a relative fair value basis to all qualifying assets, which were the vessels acquired. The calculation of such excess of the fair value of net asset value acquired over consideration transferred will ultimately be based on the closing date share price of the Star Bulk common stock, which could materially change the amount of the excess of the net asset value acquired over consideration transferred.

The amount of net assets acquired compared to the cost of consideration resulted in an excess value of $40,689 that, as discussed above, was allocated to qualifying assets on a relative fair value basis. The following table provides sensitivities to changes in the merger consideration due to changes in the share price of Star Bulk common stock on the closing date.

	Star Bulk price per share	Total consideration transferred	Fair value of net asset value acquired minus estimated consideration transferred	Adjustment to depreciation for the year ended December 31, 2023
Pro forma base case scenario	$23.87	$667,251	$40,689	$(2,683)
Increase of 20%	$28.64	$800,701	$(92,761)	$(10,782)
Decrease of 20%	$19.10	$533,801	$174,139	$5,417

4.   Transaction accounting adjustments

A.
Cash and cash equivalents: Transaction costs to be incurred directly by Star Bulk with respect to the merger are estimated at $5,000, as depicted in the below table, and mainly consist of legal, advisory, audit and other professional fees. Please refer to the table below for analysis of the total adjustment in “Cash and cash equivalents”:

Pro forma condensed combined balance sheet adjustments:	As of December 31, 2023
Transaction costs	$(5,000)
Effect of the Post-Merger Refinancing	9,812	4.I.iii)
Cash used for regular repayments of Eagle’s bank loans subsequent to December 31, 2023 and up to the merger closing date	(12,450)	4.I.ii)
Cash and cash equivalents	$(7,638)

B.
Restricted cash, current & Collateral on derivatives: The amount of $2,219 represents an adjustment made to conform Eagle’s financial statement presentation with that of Star Bulk since Eagle presents separately the right to reclaim cash collateral or the obligation to return cash collateral from the fair value of derivative instruments.

C.
Inventories: Pursuant to Eagle’s accounting policies, inventories, which consist only of bunkers, are stated at cost which is determined on a first-in, first-out method, while lubricants and spares are expensed as incurred. Pursuant to Star Bulk’s accounting policies, inventories consist of bunkers and lubricants, which are stated at the lower of cost or net realizable value. The amount of $3,713 represents the estimated value of Eagle’s lubricants inventories and the respective adjustment made to conform Eagle’s accounting policies with those of Star Bulk. No transaction accounting adjustment was made to the pro forma condensed combined income statement with respect to the corresponding effect of the consumption of Eagle’s lubricants inventories, as such amount was determined to be insignificant for purposes of the pro forma condensed combined income statement.

D.
Vessels and advances for vessel upgrades, net & Depreciation: The carrying value of Eagle’s vessels acquired was adjusted to fair value in accordance with ASC 820, Fair Value Measurement, using a valuation obtained by a third-party vessel appraisal as of December 31, 2023. Below are described the adjustments made in relation to the above:

i)
An adjustment of $180,452 was made in order to bring the carrying value of the vessels to their estimated fair value of $1,086,164 and was then increased by the estimated transaction costs expected to be incurred directly by Star Bulk of $5,000 as described above in Note 4.A and decreased by the excess of the fair value of net asset value acquired over consideration transferred of $40,689 as discussed in the Note 3 above. Please refer to the table below for analysis of the total adjustment in “Vessels and advances for vessels upgrades, net”:

Pro forma condensed combined balance sheet adjustments:	As of December 31, 2023
Fair value adjustment	$180,452
Transaction costs	5,000
Excess of the fair value of net asset value acquired over consideration transferred	(40,689)
Advances for ballast water systems and other assets	1,414	4.D.iii)
Vessels and advances for vessel upgrades, net	$146,177

ii)
The adjustment of $2,683 reflects the additional depreciation of vessels on “Depreciation”, based on the transaction accounting adjustments in “Vessels and advances for vessel upgrades, net”, as described above in Note 4.D.i).

iii)
The amount of $1,414 represents an adjustment made to conform Eagle’s financial statement presentation with that of Star Bulk’s, since Eagle presents separately advances for ballast water systems and other assets.

E.
Deferred drydock costs, net: The amount of $38,717, which is the carrying value of Eagle’s deferred drydock costs, net as of December 31, 2023, has been eliminated in the pro forma condensed combined balance sheet as part of the fair value measurement.

F.
Depreciation & Dry docking expenses: Pursuant to Star Bulk’s accounting policies, dry docking and special survey expenses are expensed when incurred. Pursuant to Eagle’s accounting policies, the deferral method of accounting is applied to drydocking costs whereby actual costs incurred are deferred and amortized on a straight-line basis over the period through the date the next drydocking is required to become due.

i)	the amount of $13,999, which represents the amortization of Eagle’s deferred drydock costs, has been eliminated to conform Eagle’s accounting policies with those of Star Bulk; and

ii)
the amount of $15,098, which represents Eagle’s drydocking expenditures, has been recorded as expense in the pro forma condensed combined income statement to conform Eagle’s accounting policies with those of Star Bulk.

G.
Convertible bond debt: The adjustment represents the elimination of the unamortized deferred financing costs of $229 as part of the fair value measurement of the convertible notes assumed and the conversion of $34,750 liability under the convertible notes into 1,098,819 shares of Eagle common stock to Oaktree, in February 2024, as described in Note 1. The convertible notes’ estimated fair value of $124,920, following the conversion of $34,750, based on market data, is significantly higher than its remaining principal amount of $69,369; therefore the excess of the fair value over the face amount of $55,551 was allocated to equity under ASC 470-20.

Pro forma condensed combined balance sheet adjustments:	As of December 31, 2023
Elimination of unamortized deferred finance costs	$229
Conversion of Oaktree’s holding of convertible notes in February 2024	(34,750)
Convertible bond debt	$(34,521)

H.
Accrued liabilities: The amount of $8,659 represents an adjustment to reflect the estimated costs of severance payments pursuant to employment contracts of certain executives and employees of Eagle in case of termination in connection with a change of control and/or termination of service without cause.

I.
Long-term bank loans:  During March 2024, Star Bulk entered into separate committed term sheets for four loan facilities to refinance Eagle’s existing long-term bank loans (the “Post-Merger Refinancing”). The aggregate amount expected to be drawn under these four facilities totals $385,312, net of financing fees, and is expected to be drawn on or around the date of the merger completion and will be used to repay amounts currently outstanding under Eagle’s long-term bank loans. In connection with the Post-Merger Refinancing the below pro forma adjustments have been performed:

i)
the amount of $7,601 represents the effect of the Post-Merger Refinancing on “Current portion of long-term bank loans”, which is the incremental amount due within twelve months following the Post-Merger Refinancing, as compared to such amounts due under Eagle’s current portion of long-term bank loans;

ii)
the amount $2,202 represents the effect of the Post-Merger Refinancing on “Long-term bank loans, net of current portion and unamortized loan issuance costs”, which is the incremental amount due, net of incremental financing fees, as compared to such amounts due under Eagle’s long-term bank loans, as deducted by the amount of regular repayments of Eagle’s bank loans subsequent to December 31, 2023 and up to the merger closing date;

Pro forma condensed combined balance sheet adjustments:	As of December 31, 2023
Effect of Post-Merger Refinancing	$10,248
Cash used for regular repayments of Eagle’s bank loans subsequent to December 31, 2023 and up to the merger closing date	(12,450)
Long term bank loans, net of current portion and unamortized loan issuance costs	$(2,202)

iii)
the amount of $9,812 (Note 4.A.) represents the effect of the Post-Merger Refinancing on “Cash and cash equivalents”, which is the excess proceeds, net of incremental financing fees and repayment of Eagle’s current long-term bank loans; and

iv)
the amount of $8,564 (Note 4.M.) represents the effect of the Post-Merger Refinancing on “Interest and finance costs”, which is the incremental amount of interest expense calculated based on the terms of the facilities underlying the Post-Merger Refinancing as compared to interest expense incurred on Eagle’s current long-term bank loans.

J.	Shareholders’ equity: The following increases/(decreases) have been made to total shareholders’ equity:
	Capital	Accumulated deficit	Accumulated other comprehensive income/(loss)	Total Shareholders’ Equity
Pro forma condensed combined balance sheet adjustments:
Costs of net assets acquired (Note 3)	$667,251	$-	$-	$667,251
Elimination of Eagle historic equity balances	(748,494)	156,727	(8,451)	(600,218)
Adjustment related to convertible notes (Note 4.G)	55,551	-	-	55,551
	$(25,692)	$156,727	$(8,451)	$122,584

K.
Voyage expenses & Loss on bad debt: The amount of $504 represents an adjustment made to conform Eagle’s financial statement presentation with that of Star Bulk, since Eagle presents credit losses and bad debts within “Voyage expenses” and Star Bulk presents such amounts within “Loss on bad debt”.

L.
(Gain)/Loss on forward freight agreements and bunker swaps, net: The amount of $1,952 represents an adjustment made to conform Eagle’s financial statement presentation with that of Star Bulk since Eagle presents gains and losses on derivative instruments within “Realized and unrealized (loss)/gains on derivative instruments, net,” which is presented below “Operating income” and Star Bulk presents such amounts within “(Gain)/Loss on forward freight agreements and bunker swaps, net,” which is presented above “Operating income”.

M.
Interest and finance costs: The amount of $2,738, as depicted in the below table, represents the elimination of the amortization of deferred financing costs in connection with the elimination of unamortized deferred financing costs on i) Convertible bond debt and ii) Long-term bank loans, respectively. Please refer to the table below for analysis of the total adjustment in “Interest and finance costs”:

Pro forma condensed combined income statement adjustments:	As of December 31, 2023
Elimination of the amortization of deferred financing costs	$2,738
Effect of the Post-Merger Refinancing	(8,564)	4.I.iv)
Interest and finance costs	$(5,826)